Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2007		2006		2005		2004		2003		2002
Earnings Available for Fixed Charges:
Income before income taxes (a)	$34,044		$101,361		$97,013		$72,107		$46,839		$24,730
Add:
Interest expense (a)	$2,556		$6,291		$4,110		$1,113		$2,560		$2,335
Amortization of debt-related expenses	799		559		920		487		425		291
Appropriate portion of rents (b)	2,480		4,280		3,640		2,920		2,540		2,060
	5,835		11,130		8,670		4,520		5,525		4,686
Earnings available for fixed charges	$39,879		$112,491		$105,683		$76,627		$52,364		$29,416
Fixed Charges:
Interest expense (a)	$2,556		$6,291		$4,110		$1,113		$2,560		$2,335
Amortization of debt-related expenses	799		559		920		487		425		291
Appropriate portion of rents (b)	2,480		4,280		3,640		2,920		2,540		2060
Total Fixed Charges	$5,835		$11,130		$8,670		$4,520		$5,525		$4,686
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)	6.83	x	10.11	x	12.19	x	16.95	x	9.48	x	6.28	x
______________

(a) Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of June 30, 2007, the Company had accrued interest related to unrecognized tax benefits of $0.4 million.

(b) Represents the portion of rental expense which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.

(c) Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.